EXHIBIT 21.1

Subsidiaries of Virtu Financial, Inc.

The following are subsidiaries of Virtu Financial, Inc. as of December 31, 2020 and the jurisdictions in which they are organized. The names of particular subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute, as of December 31, 2020, a "significant subsidiary" as that term is defined in Rule 1-02(w) of regulation S-X under the Securities Exchange Act of 1934.

Name	Jurisdiction of Organization
Virtu Financial LLC	Delaware
VFH Parent LLC	Delaware
Virtu Financial Operating LLC	Delaware
Virtu KCG Holdings LLC	Delaware
Virtu Knight Capital Group LLC	Delaware
Virtu Strategic Holdings LLC	Delaware
Virtu Americas LLC	Delaware